UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February 2013

Commission File Number: 001 - 15214

TRANSALTA CORPORATION

(Translation of registrant’s name into English)

110-12th Avenue S.W., Box 1900, Station “M”, Calgary, Alberta, T2P 2M1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-

Explanatory Note

On December 13, 2012, the Registrant amended its Corporate Code of Conduct and on October 24, 2012, the Registrant amended its Code of Business Conduct for Directors, each of which was previously filed with the Commission.  The Corporate Code of Conduct has been amended in order to add prevalence to existing policies or practices by adding references to the use of Registrant owned communication devices and to permit gifts, promotional items or entertainment provided such are within responsible and generally accepted business practice.  The Code of Business Conduct for Directors contains minor revisions clarifying the oversight responsibilities of the Board of Directors in ensuring that policies are in place for the safeguarding of the Registrant’s assets and that each Director reviews annually the Code of Business Conduct for Directors to satisfy him/herself that he/she has adhered to the stated principles.

The amended Corporate Code of Conduct and amended Code of Business Conduct for Directors of the Registrant are being furnished and not filed as Exhibits 14.1 and 14.2, respectively, to this report and shall not be incorporated by reference into the Registrant’s registration statements filed under the Securities Act of 1933, as amended.

The Registrant’s amended Corporate Code of Conduct and amended Code of Business Conduct for Directors may also be found on the Registrant’s website at www.transalta.com.

Exhibits

14.1     Corporate Code of Conduct

14.2                    Code of Business Conduct for Directors

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransAlta Corporation

By: /s/ Maryse St.-Laurent
Maryse St.-Laurent
Vice-President and Corporate Secretary

Date: February 27, 2013

EXHIBIT INDEX

14.1	Corporate Code of Conduct

14.2	Code of Business Conduct for Directors